UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Calpine Corporation

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

131347304

(CUSIP Number)

James J. Moloney

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

Irvine, CA 92612

(949) 451-4343

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D/A

CUSIP No. 131347304	Page 2 of 18 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS MANAGEMENT, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 41,198,982
	9	Sole dispositive power 0
	10	Shared dispositive power 41,198,982
11	Aggregate amount beneficially owned by each reporting person 41,198,982
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.7%*
14	Type of reporting person (see instructions) IA

*	Based on 423,239,734 shares of common stock outstanding as of March 18, 2014 reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on April 1, 2014.

13D/A

CUSIP No. 131347304	Page 3 of 18 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS ENERGY PARTNERS MASTER FUND, LTD.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 41,198,982
	9	Sole dispositive power 0
	10	Shared dispositive power 41,198,982
11	Aggregate amount beneficially owned by each reporting person 41,198,982
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.7%*
14	Type of reporting person (see instructions) OO

*	Based on 423,239,734 shares of common stock outstanding as of March 18, 2014 reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on April 1, 2014.

13D/A

CUSIP No. 131347304	Page 4 of 18 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS SPECIAL OPPORTUNITIES I ONSHORE, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 41,198,982
	9	Sole dispositive power 0
	10	Shared dispositive power 41,198,982
11	Aggregate amount beneficially owned by each reporting person 41,198,982
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.7%*
14	Type of reporting person (see instructions) PN

*	Based on 423,239,734 shares of common stock outstanding as of March 18, 2014 reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on April 1, 2014.

13D/A

CUSIP No. 131347304	Page 5 of 18 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS SPECIAL OPPORTUNITIES I PIE MASTER, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 41,198,982
	9	Sole dispositive power 0
	10	Shared dispositive power 41,198,982
11	Aggregate amount beneficially owned by each reporting person 41,198,982
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.7%*
14	Type of reporting person (see instructions) PN

*	Based on 423,239,734 shares of common stock outstanding as of March 18, 2014 reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on April 1, 2014.

13D/A

CUSIP No. 131347304	Page 6 of 18 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LS POWER PARTNERS, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 41,198,982
	9	Sole dispositive power 0
	10	Shared dispositive power 41,198,982
11	Aggregate amount beneficially owned by each reporting person 41,198,982
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.7%*
14	Type of reporting person (see instructions) PN

*	Based on 423,239,734 shares of common stock outstanding as of March 18, 2014 reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on April 1, 2014.

13D/A

CUSIP No. 131347304	Page 7 of 18 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LSP CAL HOLDINGS I, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 41,198,982
	9	Sole dispositive power 0
	10	Shared dispositive power 41,198,982
11	Aggregate amount beneficially owned by each reporting person 41,198,982
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.7%*
14	Type of reporting person (see instructions) OO

*	Based on 423,239,734 shares of common stock outstanding as of March 18, 2014 reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on April 1, 2014.

13D/A

CUSIP No. 131347304	Page 8 of 18 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LS POWER PARTNERS II, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 41,198,982
	9	Sole dispositive power 0
	10	Shared dispositive power 41,198,982
11	Aggregate amount beneficially owned by each reporting person 41,198,982
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.7%*
14	Type of reporting person (see instructions) PN

*	Based on 423,239,734 shares of common stock outstanding as of March 18, 2014 reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on April 1, 2014.

13D/A

CUSIP No. 131347304	Page 9 of 18 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LSP CAL HOLDINGS II, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 41,198,982
	9	Sole dispositive power 0
	10	Shared dispositive power 41,198,982
11	Aggregate amount beneficially owned by each reporting person 41,198,982
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.7%*
14	Type of reporting person (see instructions) OO

*	Based on 423,239,734 shares of common stock outstanding as of March 18, 2014 reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on April 1, 2014.

13D/A

CUSIP No. 131347304	Page 10 of 18 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). VEGA ENERGY GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 41,198,982
	9	Sole dispositive power 0
	10	Shared dispositive power 41,198,982
11	Aggregate amount beneficially owned by each reporting person 41,198,982
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.7%*
14	Type of reporting person (see instructions) OO

*	Based on 423,239,734 shares of common stock outstanding as of March 18, 2014 reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on April 1, 2014.

13D/A

CUSIP No. 131347304	Page 11 of 18 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). VEGA ASSET PARTNERS, LP (formerly known as LUMINUS ASSET PARTNERS, LP)
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 41,198,982
	9	Sole dispositive power 0
	10	Shared dispositive power 41,198,982
11	Aggregate amount beneficially owned by each reporting person 41,198,982
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.7%*
14	Type of reporting person (see instructions) PN

*	Based on 423,239,734 shares of common stock outstanding as of March 18, 2014 reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on April 1, 2014.

13D/A

CUSIP No. 131347304	Page 12 of 18 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FARRINGTON MANAGEMENT, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 41,198,982
	9	Sole dispositive power 0
	10	Shared dispositive power 41,198,982
11	Aggregate amount beneficially owned by each reporting person 41,198,982
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.7%*
14	Type of reporting person (see instructions) OO

*	Based on 423,239,734 shares of common stock outstanding as of March 18, 2014 reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on April 1, 2014.

13D/A

CUSIP No. 131347304	Page 13 of 18 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FARRINGTON CAPITAL, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 41,198,982
	9	Sole dispositive power 0
	10	Shared dispositive power 41,198,982
11	Aggregate amount beneficially owned by each reporting person 41,198,982
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.7%*
14	Type of reporting person (see instructions) PN

*	Based on 423,239,734 shares of common stock outstanding as of March 18, 2014 reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on April 1, 2014.

13D/A

CUSIP No. 131347304	Page 14 of 18 Pages

This Amendment No. 7 (this “Amendment”) amends and supplements the Schedule 13D filed on February 11, 2008 (the “Original Filing”) by the Reporting Persons relating to the Common Stock, par value $0.001 per share (“Shares”) of Calpine Corporation, a Delaware corporation (the “Issuer”). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment or Amendment Numbers 1, 2, 3, 4, 5 or 6. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing.

Item 2. Identity and Background.

Item 2 of the Original Filing, as amended, is hereby amended and supplemented to add the following paragraphs at the end thereof:

This Schedule 13D is being filed by Luminus Management, LLC (“Luminus Management”), LSP Cal Holdings I, LLC (“LSP Cal I”), LSP Cal Holdings II, LLC (“LSP Cal II”), LS Power Partners, L.P. (“Partners I”), LS Power Partners II, L.P. (“Partners II”), Luminus Energy Partners Master Fund, Ltd. (“Luminus Energy Fund”), Vega Energy GP, LLC (“Vega Energy”), Vega Asset Partners, L.P. (“Vega Asset Partners”), Farrington Capital, L.P. (“Farrington”), Farrington Management, LLC (“Farrington Management”), Luminus Special Opportunities I Onshore, L.P. (“Luminus I Onshore”) and Luminus Special Opportunities I PIE Master, L.P. (“Luminus I PIE Master”), pursuant to their agreement to the joint filing of this Schedule 13D (the “Second Amended and Restated Joint Filing Agreement,” attached hereto as Exhibit 7.1).

LSP Cal I, LSP Cal II, Partners I, Partners II, Farrington and Farrington Management are together referred to herein as the “LS Power Entities,” and Luminus Management, Luminus Energy Fund, Luminus I Onshore and Luminus I PIE Master are together referred to herein as the “Luminus Entities.” The LS Power Entities, the Luminus Entities, Vega Energy, and Vega Asset Partners are together referred to herein as the “Reporting Persons,” and each of them are individually referred to herein as a “Reporting Person.”

Luminus Management is the manager of Luminus I Onshore. Luminus I Onshore is the record owner of 419,466 Shares. Due to its relationship with Luminus I Onshore, Luminus Management may be deemed to have shared voting and investment power with respect to the Shares beneficially owned by Luminus I Onshore. As such, Luminus Management may be deemed to have shared beneficial ownership of the Shares of which Luminus I Onshore is the owner. Luminus Management, however, disclaims beneficial ownership of such Shares.

Luminus Management is the manager of Luminus I PIE Master. Luminus I PIE Master is the record owner of 709,082 Shares. Due to its relationship with Luminus I PIE Master, Luminus Management may be deemed to have shared voting and investment power with respect to the Shares beneficially owned by Luminus I PIE Master. As such, Luminus Management may be deemed to have shared beneficial ownership of the Shares of which Luminus I PIE Master is the owner. Luminus Management, however, disclaims beneficial ownership of such Shares.

Jonathan Barrett directly (whether through ownership interest or position) may be deemed to control the Luminus Entities and have shared voting and investment power with respect to the Shares owned by Luminus Energy Fund, Luminus I Onshore, and Luminus I PIE Master. As such, Mr. Barrett may be deemed to have shared beneficial ownership of the Shares owned by Luminus Energy Fund, Luminus I Onshore, and Luminus I PIE Master. Mr. Barrett, however, disclaims beneficial ownership of such Shares. Mr. Barrett’s current principal occupation is president and manager of Luminus Management.

13D/A

CUSIP No. 131347304	Page 15 of 18 Pages

Item 5. Interest in Securities of the Issuer.

Items 5(a) and (b) of the Original Filing are hereby amended by adding the following at the end thereof:

(a) As of April 22, 2014, LSP Cal I is the record owner of 13,213,372 Shares, representing approximately 3.1% of the outstanding Shares. Luminus Energy Fund is the record owner of 5,020,106 Shares, representing approximately 1.2% of the outstanding Shares. Luminus I Onshore is the record owner of 419,466 Shares, representing approximately .1% of the outstanding Shares. Luminus I PIE Master is the record owner of 709,082 Shares, representing approximately .17% of the outstanding Shares. Farrington is the record owner of 116,350 Shares, representing approximately .03% of the outstanding Shares. LSP Cal II is the record owner of 20,018,356 Shares, representing approximately 4.7% of the outstanding Shares. Vega Asset Partners is the record owner of 1,702,250 Shares, representing approximately 0.4% of the outstanding Shares.

(b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned *
Luminus Management, LLC	0	41,198,982	41,198,982	9.7%
Luminus Energy Partners Master Fund, Ltd.	0	41,198,982	41,198,982	9.7%
Luminus Special Opportunities I Onshore, L.P.	0	41,198,982	41,198,982	9.7%
Luminus Special Opportunities I PIE Master, L.P.	0	41,198,982	41,198,982	9.7%
LS Power Partners, L.P.	0	41,198,982	41,198,982	9.7%
LSP Cal Holdings I, LLC	0	41,198,982	41,198,982	9.7%
LS Power Partners II, L.P.	0	41,198,982	41,198,982	9.7%
LSP Cal Holdings II, LLC	0	41,198,982	41,198,982	9.7%
Vega Energy GP, LLC	0	41,198,982	41,198,982	9.7%
Vega Asset Partners LP	0	41,198,982	41,198,982	9.7%
Farrington Management, LLC	0	41,198,982	41,198,982	9.7%
Farrington Capital, L.P.	0	41,198,982	41,198,982	9.7%

*	Based on 423,239,734 shares of common stock outstanding as of March 18, 2014 reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on April 1, 2014.

13D/A

CUSIP No. 131347304	Page 16 of 18 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On April 17, 2014, the Reporting Persons amended a confidentiality agreement originally entered into with the Issuer on February 9, 2014 regarding the Issuer’s sale of certain power generation facilities and related assets (the “Transaction”). The confidentiality agreement was amended to include a lock-up provision (“Lock-up Agreement”) whereby the Reporting Persons agreed not to sell or purchase shares of the Issuer’s capital stock until the earlier of the closing date of the Transaction and seven business days after the termination of the purchase and sale agreement. On April 18, 2014, the Issuer publicly announced the Transaction. The foregoing description of the Lock-up Agreement is qualified in its entirety by reference to the Lock-up Agreement, a copy of which is attached hereto as Exhibit 7.2 and incorporated herein by reference.

Item 7. Material To Be Filed As Exhibits.

Item 7 of the Original Filing, as amended, is hereby amended by adding the following at the end thereof:

Exhibit No.	Description

7.1	Second Amended and Restated Joint Filing Agreement, dated April 22, 2014.

7.2	Amendment to Confidentiality and Non-Disclosure Agreement, dated April 17, 2014.

13D/A

CUSIP No. 131347304	Page 17 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2014

Luminus Management, LLC

By:	/s/ Jonathan Barrett
	Name:	Jonathan Barrett
	Title:	President

Luminus Energy Partners Master Fund, Ltd.

By:	Luminus Management, LLC
Its:	Investment Manager

By:	/s/ Jonathan Barrett
	Name:	Jonathan Barrett
	Title:	President

Luminus Special Opportunities I Onshore, L.P.

By:	Luminus Management, LLC
Its:	Investment Manager

By:	/s/ Jonathan Barrett
	Name:	Jonathan Barrett
	Title:	President

Luminus Special Opportunities I PIE Master, L.P.

By:	Luminus Management, LLC
Its:	Investment Manager

By:	/s/ Jonathan Barrett
	Name:	Jonathan Barrett
	Title:	President

LS Power Partners, L.P.

By:	/s/ Darpan Kapadia
	Name:	Darpan Kapadia
	Title:	Managing Director

LSP Cal Holdings I, LLC

By:	/s/ Darpan Kapadia
	Name:	Darpan Kapadia
	Title:	Managing Director

LS Power Partners II, L.P.

By:	/s/ Darpan Kapadia
	Name:	Darpan Kapadia
	Title:	Managing Director

13D/A

CUSIP No. 131347304	Page 18 of 18 Pages

LSP Cal Holdings II, LLC

By:	/s/ Darpan Kapadia
	Name:	Darpan Kapadia
	Title:	Executive Vice President

Vega Energy GP, LLC

By:	/s/ Paul Segal
	Name:	Paul Segal
	Title:	President

Vega Asset Partners, LP

By:	Vega Energy GP, LLC
Its:	General Partner

By:	/s/ Paul Segal
	Name:	Paul Segal
	Title:	President

Farrington Management, LLC

By:	/s/ Mikhail Segal
	Name:	Mikhail Segal
	Title:	Vice President

Farrington Capital, L.P.

By:	Farrington Management, LLC
Its:	General Partner

By:	/s/ Mikhail Segal
	Name:	Mikhail Segal
	Title:	Vice President